
Via U.S. Mail and Facsimile

Mail Stop 4631

May 14, 2010

Joseph Kwok
Chief Executive Officer
SeaCube Container Leasing Ltd.
1 Maynard Drive
Park Ridge, New Jersey 07656

> **Re: SeaCube Container Leasing Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 30, 2010**
> **File No. 333-165752**

Dear Mr. Kwok:

We have reviewed your filing and have the following comments.

<u>General</u>

1. Please ensure that the financial statements and corresponding financial information included comply with Rule 3-12 of Regulation S-X.

2. Please supply all information that you are not permitted to omit under Rule 430A from the prospectus in the next amendment.

3. We note that the company issued 477,812 common shares to certain employee/investors on April 22, 2010. Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-1 was filed, on the issuance of common shares to the employee/investors referenced in your Item 15 disclosure. If you do not believe the public offering constitutes general solicitation or general advertising with regard to the April issuance of common shares referenced, please explain.

4. We note your revisions in response to comment 33 of our letter dated April 23, 2010. Please establish the availability of Rule 152 for purposes of separating the issuance of common shares to the selling stockholder and the resale of those shares for purposes of covering the over-allotment. If any of the shares fulfilling the over-allotment are comprised of securities issued to the selling stockholder subsequent to the filing of the initial registration statement on March 29, 2010, we question how Rule 152 would be available to separate the formation issuance and resale as separate transactions.

Formation and Corporate History, page 5

5. We note your response to comment 10 of our letter dated April 23, 2010. As previously requested, please clearly disclose whether you will have any other subsidiaries or operations aside from Container Leasing International, LLC subsequent to the reorganization.

6. It appears that SeaCube Container Holdings Ltd. and SeaCube Container Investment LLC were newly created as part of the reorganization. Please disclose the purpose of creating these two entities.

Summary Historical Consolidated Financial Data, page 10

7. We note your response to comment 12 of our letter dated April 23, 2010. We continue to believe that you should expand your disclosures to explain how Adjusted EBITDA, which includes collections on net investment in direct financing leases, net of interest earned, provides useful information to investors regarding your operating performance. Given that Adjusted EBITDA is an indicator of the amount of cash flow you have available to service your debt obligations, it appears that this measure may be primarily used as a liquidity measure rather than a performance measure. Please disclose, if true, that you use this amount as a liquidity measure and reconcile Adjusted EBITDA to cash flows from operating activities in addition to net income (loss). Please ensure that you discuss all material limitations of your measurement of Adjusted EBITDA. For example, there may be additional non-discretionary expenditures that have not been included in your determination of Adjusted EBITDA. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Results of Operations, page 50

8. We note your response to comment 18 of our letter dated April 23, 2010. You continue to present non-GAAP amounts related to the 2009 Sale. Please provide a reconciliation between the non-GAAP amounts presented to the most directly comparable financial amounts calculated and presented in accordance with GAAP

in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

9. We note your response to comment 20 of our letter dated April 23, 2010. It does not appear that you provided a separate discussion of the changes in equipment leasing revenue related to refrigerated containers or any other assets as your response indicates. Specifically, you did not discuss the amount of equipment leasing revenue generated from the lease of refrigerated containers during the year ended December 31, 2008 compared to the ended December 31, 2009 and correspondingly discuss the factors that led to fluctuations in these revenue amounts.

Liquidity and Capital Resources, page 57

10. We note your response to comment 22 of our letter dated April 23, 2010. In addition to the existing $24 million of obligations to purchase new containers as of December 31, 2009, which you disclose on page 60, it is not clear what additional amounts, if any, you expect to spend on capital expenditures. Please separately discuss the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance.

Employment Agreements, page 96

11. We note disclosure of your intent to enter into employment agreements with Messrs. Kwok and Bishop. Please file these agreements as exhibits to the registration statement.

Principal and Selling Shareholders, page 108

12. We reissue comment 34 of our letter dated April 23, 2010. For Seacastle Operating Company Ltd., disclose the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations.

Financial Statements

Note 1. Description of Business and Basis of Presentation, page F-7

13. We note your response to comment 37 of our letter dated April 23, 2010 and the additional disclosures provided on page 10. Please provide similar disclosures in the financial statement section of the filing. For example, a note could be added to the index of financial statements provided on page F-1. If applicable, please also ensure that any contingent liabilities or commitments related to the registrant are described in sufficient detail in the filing.

14. We note your response to comment 38 of our letter dated April 23, 2010. In March 2010, in preparation of this offering, SeaCube Container Leasing Ltd. and the Initial Shareholder formed several new entities and entered into a series of intercompany transactions to finalize the separation of its container leasing business from the other businesses of Seacastle Inc. and to establish the appropriate organizational structure for SeaCube Container Leasing Ltd. In April 2010, certain employees of SeaCube Container Leasing Ltd. and Seacastle Inc. exchanged an aggregate of 826,914 shares of Seacastle Inc. common stock for 477,812 SeaCube Container Leasing Ltd. common shares. As a result of this exchange, the Initial Shareholder currently owns 97.1% of SeaCube Container Leasing Ltd.'s issued and outstanding common shares and the remaining 2.9% is owned by SeaCube Container Leasing Ltd. and Seacastle Inc. employees. Please help us better understand the terms of the reorganization by addressing the following:

- Please clearly disclose the exchange rate that was used to determine the number of common shares of SeaCube Container Leasing Ltd. that were to be received in exchange for common stock of Seacastle Inc. You should disclose how you arrived at the appropriate exchange ratio, including the factors that you considered. Please clarify if the same exchange ratio was used for each participant in the exchange. If not, please disclose your accounting for any preferential rights or beneficial conversion features;

- Please disclose how you determined which employees of SeaCube Container Leasing Ltd. and Seacastle Inc. would be part of the exchange as well as the total number of shares of Seacastle Inc. that would be part of the exchange; and

- Please clarify whether anyone who was not an existing owner of Seacastle Inc. received shares of your common stock in the reorganization. If so, please tell us the terms under which these shares will be given to these non-existing owners, including if any consideration will be paid.

15. Please clearly disclose what impact the reorganization will have on the financial statements included in the filing. It is not clear how you intend to retroactively adjust your capital accounts and corresponding earnings per share amounts as a result of the reorganization.

16. We reissue comment 39 of our letter dated April 23, 2010. Please clearly disclose in the notes to the financial statements what changes in taxation will occur as a result of the reorganization, if any. Please tell us what consideration you gave to the disclosures required by SAB Topic 1:B.2.

17. SeaCube Operating Company Ltd. assumed the obligations of the Initial Shareholder under a $89.1 million promissory note dated January 27, 2009 from

the Initial Shareholder to Container Leasing International, LLC and the Initial Shareholder entered into a guarantee in respect of such obligations under the promissory note in favor of Container Leasing International, LLC. Please expand your disclosures as follows:

- Please clarify whether this is the same promissory note discussed on page F-35;

- Please disclose if any consideration will be paid by the Initial Shareholder to SeaCube Operating Company Ltd. in exchange for the assumption of this promissory note by SeaCube Operating Company Ltd; and

- Please disclose how the assumption of this promissory note by SeaCube Operating Company Ltd. will be accounted for.

2009 Sale, page F-9

18. We note your response to comment 40 of our letter dated April 23, 2010. As previously requested, please address the following:

- In conjunction with the sale of these assets you signed an administrative services agreement, whereby, for a ten-year term subject to a maximum 3 year extension at the option of the container owner, you have agreed to operate, lease and re-lease the containers and to act on the owners behalf as so directed. Please tell us what consideration you gave to the guidance in ASC 840-20-40-3 through 5 in determining that this should be accounted for as a sales transaction. You should specifically address the terms of the administrative services agreement and how you determined there were no terms which cause you to retain substantial risks of ownership in the assets. For example, you should state whether there are any terms which result in you assuring the recovery of the assets; and

- Please tell us what consideration was given to the guidance in ASC 605-25 as far as allocating arrangement consideration between the sale of containers and generator sets and the administrative services agreement. It is not clear how your disclosures on page 49 address your consideration of this guidance.

19. We reissue comment 41 of our letter dated April 23, 2010. It is not clear where additional disclosures have been provided. Specifically, please address the following:

- Please expand your disclosures to address the terms of the arrangements in which you record income earned on lessee paid repairs and maintenance as well as why and when you record income on lessee paid repairs and maintenance given that the lessees are generally responsible. Please also consider disclosing the amount of revenue recorded each period related to lessee paid repairs and maintenance; and

- Please tell us the terms of arrangements in which you receive maintenance deposits from customers as well as why you receive them. Please disclose where these deposits are recorded on your balance sheet and correspondingly how you reflect changes in these amounts as well as security deposit amounts on your cash flow statements. Please also tell us the amounts reported for each period presented on your balance sheet for maintenance deposits and security deposits as well as the amounts reported on your cash flow statements related to each of these deposits.

Note 14. Related Party Transactions

Note Receivable from Affiliate, page F-35

20. We note your response to comment 42 of our letter dated April 23, 2010. You record the loan made to your initial shareholder as an asset on your balance sheet. Please tell us what consideration you gave to SAB Topic 4:G in determining that this was the appropriate classification, including what consideration you gave as to whether the loan is likely to be repaid.

Management Services, page F-13

21. We note your response to comment 44 of our letter dated April 23, 2010. It appears that you are offsetting amounts you owe to investors with amounts owed to you from customers. It appears that the amounts being offset are related to different parties. ASC 210-20-45-1(a) states that one of the conditions that must be met in order for the right of setoff to exist is that each of the two parties owes the other determinable amounts. In this regard, please further advise how you determined that net presentation was appropriate.

Note 3. Leasing Activity, page F-16

Equipment Leasing Revenue, page F-18

22. We note your response to comment 45 of our letter dated April 23, 2010. Please also address your accounting for any capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in ASC 840-20-25 in reaching the conclusions you

did regarding your accounting treatment.

Note 7. Income Taxes, page F-27

23. We note your response to comment 48 of our letter dated April 23, 2010. Given that you recorded income before income taxes for each of the two years ended December 31, 2008, please provide comprehensive disclosure as to why there would be no provision for income taxes during each of the two years ended December 31, 2008.

Note 10. Shareholders' Equity and Share Based Payments, page F-31

24. We note your response to comment 50 of our letter dated April 23, 2010. Please note that we will not be able to complete our evaluation of your response until the IPO range has been disclosed. In April 2010, SeaCube Container Leasing Ltd. issued a total of 477,812 shares in exchange for consideration with an aggregate fair value of approximately $8.2 million or approximately $17.19 per share. The nature of the consideration received was a total of 826,914 shares of Seacastle Inc. common stock with an aggregate value of approximately $8.2 million, which represents approximately $9.92 per share. Please help us understand how you arrived at the estimated fair value of the Seacastle Inc. common stock, including if you used the same methodology used for the valuation of the SeaCube Container Leasing Ltd. shares. Please also help us understand the factors that would cause such a significant difference in the per share values of these two entities.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Joseph A. Coco, Esq. (*Via facsimile 917/777-3050*)
        Skadden, Arps, Slate, Meagher & Flom LLP
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